Exhibit 99.1

Cipher Pharmaceuticals announces acceptance of 510(k) submission for Dermadexin™ by FDA

- Acceptance marks first regulatory filing with FDA since Absorica® in 2011 -

MISSISSAUGA, ON, Aug. 4, 2015 /CNW/ - Cipher Pharmaceuticals Inc. (NASDAQ:CPHR; TSX:CPH) ("Cipher" or "the Company") today announced that it has received an Acceptance Review Notification for its 510(k) submission for Dermadexin™ to the U.S. Food & Drug Administration ("FDA").  The Notification confirms that the submission contains all of the necessary elements and information needed to proceed with the substantive review. Dermadexin™ is a patent-protected topical barrier-repair cream, targeting seborrheic dermatitis, an inflammatory skin disorder affecting the scalp, face, and torso, and contains the ingredient P3GCM.

Earlier this year, Cipher acquired the worldwide rights to Dermadexin™ and Pruridexin™, two late stage products, as well as ASF-1096, a product candidate in phase II, from Astion Pharma. All three products are focused on inflammatory dermatological diseases.

"The acceptance of our Dermadexin™ submission marks Cipher's first regulatory filing with the FDA since Absorica® in 2011," said Shawn Patrick O'Brien, President and CEO, Cipher Pharmaceuticals. "A key component of our strategy is to expand our U.S. portfolio of commercialized products and leverage our strong U.S. commercialization capability to accelerate growth.  In addition to Dermadexin™, we are planning a 510(k) submission to the FDA for Pruridexin™ in the coming weeks. Each of these products represents an excellent opportunity to target common, chronic conditions that are insufficiently addressed today."

Dermadexin™ was approved in the European Union (EU) in 2014 as a Class III medical device for the alleviation of symptoms of facial dermatitis such as redness, scaling and itching.

About Seborrheic Dermatitis

The term seborrheic dermatitis relates to the distribution of skin lesions in areas rich in sebaceous glands, such as the scalp, face, and upper trunk. Seborrheic dermatitis is a chronic, relapsing form of dermatitis characterized by red lesions covered with greasy-looking yellowish scales. It may be accompanied by pruritus as well as stinging and burning sensations of the skin. Seborrheic dermatitis is most commonly located in the nasolabial folds, the eyebrows and glabella as well as the scalp. Lesions are less commonly located in the presternal and interscapular regions and the flexures. Dandruff is a mild form of seborrheic dermatitis of the scalp with minimal inflammation. The diagnosis of seborrheic dermatitis is usually made clinically, based on the appearance and location of the lesions.

About Cipher Pharmaceuticals Inc.

Cipher Pharmaceuticals (NASDAQ:CPHR; TSX:CPH) is a rapidly growing specialty pharmaceutical dermatology company with a diversified portfolio of commercial-stage products with the goal of becoming the most customer-centric dermatology company in North America.

Cipher has completed seven transactions in 2015, including the acquisition of Innocutis and its seven branded dermatology products, to build its U.S. commercial presence, expand its Canadian dermatology franchise and broaden its pipeline. Cipher is well-capitalized to drive long-term, sustained earnings growth by leveraging its proven clinical development capabilities and efficient commercial execution. For more information, visit www.cipherpharma.com.

Forward-Looking Statements

Statements made in this news release may be forward-looking and therefore subject to various risks and uncertainties. The words "may", "will", "could", "should", "would", "suspect", "outlook", "believe", "plan", "anticipate", "estimate", "expect", "intend", "forecast", "objective", "hope" and "continue" (or the negative thereof), and words and expressions of similar import, are intended to identify forward-looking statements. Certain material factors or assumptions are applied in making forward-looking statements and actual results may differ materially from those expressed or implied in such statements.  Factors that could cause results to vary include those identified in the Company's Annual Information Form, Form 40-F and other filings with Canadian and U.S. securities regulatory authorities. These factors include, but are not limited to our ability to enter into in-licensing, development, manufacturing and marketing and distribution agreements with other pharmaceutical companies and keep such agreements in effect; our  dependency on three products;  integration difficulties and other risks if we acquire or in-license technologies or product candidates;  reliance on third parties for the marketing of our products; the product approval process is highly unpredictable;  the timing of completion of clinical trials; reliance on third parties to manufacture our products; we may be subject to product liability claims; unexpected product safety or efficacy concerns may arise; generate revenue from a limited number of distribution and supply agreements; the pharmaceutical industry is highly competitive; requirements for additional capital to fund future operations; dependence on key managerial personnel and external collaborators;  no assurance that we will receive regulatory approvals in the U.S., Canada or any other jurisdictions;  limitations on reimbursement in the healthcare industry; limited reimbursement for products by government authorities and third-party payor policies;  various laws pertaining to health care fraud and abuse; reliance on the success of strategic investments and partnerships; the publication of negative results of clinical trials; unpredictable development goals and projected time frames; rising insurance costs; ability to enforce covenants not to compete; risks associated with the industry in which it operates; foreign currency risk; the potential violation of intellectual property rights of third parties; our efforts to obtain, protect or enforce our patents and other intellectual property rights related to our products; changes in U.S., Canadian or foreign patent law; litigation in the pharmaceutical industry concerning the manufacture and supply of novel versions of existing drugs that are the subject of conflicting patent rights; inability to protect our trademarks from infringement; shareholders may be further diluted; volatility of our share price; a significant shareholder; we do not currently intend to pay dividends; and our operating results may fluctuate significantly. All forward-looking statements presented herein should be considered in conjunction with such filings. Except as required by Canadian or U.S. securities laws, the Company does not undertake to update any forward-looking statements; such statements speak only as of the date made.

SOURCE Cipher Pharmaceuticals Inc.

%CIK: 0001358575

For further information: Investors: In Canada: Lawrence Chamberlain, TMX Equicom, (416) 815-0700 ext 257, lchamberlain@tmxequicom.com; In the United States: Thomas Hoffmann, The Trout Group LLC, (646) 378-2931, thoffmann@troutgroup.com; Media: Mike Beyer, Sam Brown Inc., Office: (773) 463-4211, Mobile: (312) 961-2502, mikebeyer@sambrown.com

CO: Cipher Pharmaceuticals Inc.

CNW 07:00e 04-AUG-15